# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Regional Health Properties, Inc, CIK 0001004724
CUSIP: 75903M309
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30308
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001137608
Persons authorized to receive notices and communications: Robert M. Thornton, Jr., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30308, 678-869-5116

## Reporting persons
- Robert M. Thornton, Jr. (CIK 0001137608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 269,060; shared voting power 0; sole dispositive power 269,060; shared dispositive power 0; aggregate amount beneficially owned 269,060 (6.94% of the class)
  Comment: Rows 7, 9 and 11: Includes (i) 100,000 shares of Regional Health Properties, Inc. (the Issuer) common stock, no par value per share (the Common Stock) held directly by Robert M. Thornton, Jr., (ii) 125,663 shares of Common Stock, held by CareVest Capital, LLC (CareVest), (iii) 1,133 shares of Common Stock held by Mr. Thornton through an IRA, (iv) 41,887 shares of Common Stock underlying shares of the Issuer's Series D 8% Cumulative Redeemable Participating Preferred Stock, no par value per share (the Series D Preferred Stock), held by CareVest Capital, LLC (CareVest), and (v) 377 shares of Common Stock underlying shares of Series D Preferred Stock held by Robert M. Thornton, Jr. through an IRA. Mr. Thornton owns one hundred percent (100%) of the outstanding voting shares of CareVest and is the sole beneficial owner of CareVest. The Series D Preferred Stock is convertible into shares of Common Stock at the conversion ratio at the option of a holder of the Series D Preferred Stock and mandatorily upon certain events. The initial conversion ratio is 1.1330 shares of Common Stock for every three shares of Series D Preferred Stock, subject to adjustment as provided in the Issuer's Amended and Restated Articles of Incorporation, as amended.
  
  Row 13: Based on 3,834,846 shares of the Issuer's common stock outstanding as of August 19, 2025, based upon the Issuer's company records. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the SEC), which deem a person to beneficially own any shares of the Issuer's Common Stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's Common Stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's Common Stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of August 14, 2025 (including shares subject to restrictions that lapse within 60 days of August 14, 2025) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Regional Health Properties, Inc
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30308

## Item 2. Identity and Background
Name of person filing: Robert M. Thornton, Jr.
Residence or business address: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia 30308
Present principal occupation or employment: Mr. Thornton is the EVP - Corporate Strategy of the Issuer, whose address is 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia 30308.
Criminal convictions in the last five years: Neither Mr. Thornton nor CareVest Capital, LLC (CareVest), the record holder of certain shares of Common Stock of which Mr. Thornton is the sole beneficial owner, as further described below, has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: Neither Mr. Thornton nor CareVest has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Thornton is a citizen of the United States. CareVest is a limited liability company organized and existing under the laws of the State of Georgia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The total consideration required to acquire the shares of the Issuer's common stock, no par value per share (the Common Stock), and the Issuer's Series D 8% Cumulative Redeemable Participating Preferred Stock, no par value per share (the Series D Preferred Stock), acquired by Mr. Thornton was 559,562 shares of common stock, no par value per share, of SunLink Health Systems, Inc. (SunLink), which were converted into the right to receive the shares of Common Stock and Series D Preferred Stock as merger consideration in connection with the merger of SunLink with and into the Issuer (the Merger), with the Issuer surviving the Merger.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Merger

As previously disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on August 14, 2025, effective August 14, 2025 (the Closing Date), the Issuer completed its previously announced merger with SunLink pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2025, by and between the Issuer and SunLink, as amended by that certain Amendment to Amended and Restated Agreement and Plan of Merger, dated as of June 22, 2025, by and between the Issuer and SunLink (as amended, the Merger Agreement).

Pursuant to the Merger Agreement, at the effective time of the Merger (the Effective Time), each five shares of common stock, no par value per share, of SunLink (SunLink Common Stock) issued and outstanding immediately prior to the Effective Time (other than excluded shares (as defined in the Merger Agreement)) were converted into the right to receive (i) 1.1330 shares of Common Stock, and (ii) one share of Series D Preferred Stock.

Series D Preferred Stock

In connection with the Merger, as previously disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2025, the Issuer filed the Articles of Amendment establishing its Series D 8% Cumulative Convertible Redeemable Participating Preferred Shares (the Articles of Amendment) with the Georgia Secretary of State on August 5, 2025. The Articles of Amendment, which establishes the rights, preferences, privileges, qualifications, restrictions and limitations relating to the Series D Preferred Stock, became effective upon filing.

Pursuant to the Articles of Amendment, the Series D Preferred Stock has the following terms:

Liquidation Preference: The Series D Preferred Stock ranks (i) senior to the Common Stock and any other shares of stock that the Issuer may issue in the future, the terms of which specifically provide that such stock ranks junior to Series D Preferred Stock, in each case with respect to payment of dividends and amounts upon the occurrence of a liquidation event; (ii) equal to the Issuer's Series A Preferred Stock, and any other shares of stock that the Issuer may issue in the future, the terms of which specifically provide that such stock ranks on parity with such Series D Preferred Stock, in each case with respect to payment of dividends and amounts upon the occurrence of a liquidation event; (iii) junior to the Issuer's Series B Preferred Stock, and to all other shares of stock issued by the Issuer, the terms of which specifically provide that such stock ranks senior to the Series D Preferred Stock, in each case with respect to payment of dividends and amounts upon the occurrence of a liquidation event; and (iv) junior to all Regional existing and future indebtedness.

Per Share Liquidation Preference: $12.50, subject to adjustment as provided in the Articles of Amendment.

Dividends: 8% per annum, subject to adjustment as provided in the Articles of Amendment.

Conversion: The Series D Preferred Stock is convertible into shares of Common Stock at the conversion ratio at the option of a holder of Series D Preferred Stock and mandatorily upon the following events: (i) there shall be 200,000 or fewer shares of Regional Series B Preferred Stock outstanding; and (ii) the average closing price of the Common Stock on a National Securities Exchange (as defined in the Articles of Amendment) is at least $20.00, as adjusted pursuant to the Articles of Amendment, over any 30 trading days following the date on which there are 200,000 or fewer shares of Regional Series B Preferred Stock outstanding. The conversion ratio initially means 1.1330 shares of Common Stock for every three shares of Series D Preferred Stock, subject to adjustment as provided in the Articles of Amendment.

The terms of the Series D Preferred Stock are more fully described in the Articles of Amendment, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

Employment Agreement and Restricted Stock Award

On the Closing Date, the Issuer entered into its previously announced Employment Agreement with Mr. Thornton (the Thornton Employment Agreement), pursuant to which Mr. Thornton shall be employed as EVP - Corporate Strategy of the Issuer effective as of the Closing Date. Under the Thornton Employment Agreement, Mr. Thornton was eligible to receive a restricted stock award (the Restricted Stock Award) with respect to 100,000 shares of Common Stock. On August 14, 2025, the Issuer granted to Mr. Thornton the Restricted Stock Award, which vests in substantially equal installments on August 14, 2025, August 14, 2026 and August 14, 2027.

Additional Information

Robert M. Thornton, Jr. is the EVP - Corporate Strategy of the Issuer. In this capacity, Mr. Thornton takes, and will continue to take, an active role in the Issuer's management and strategic direction. Subject to the factors discussed below, applicable law and the policies of the Issuer, Mr. Thornton may from time to time purchase additional securities of the Issuer, or rights or options to purchase such securities, through open market or privately negotiated transactions or exercises of derivative securities, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action Mr. Thornton deems to be in his best interests, or otherwise, depending upon existing market conditions, the price and availability of such securities and other considerations discussed in this paragraph. Mr. Thornton intends to review on a continuing basis various factors relating to his investment in the Issuer, including but not limited to the Issuer's business and prospects, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, other investment and business opportunities available to Mr. Thornton, Mr. Thornton's general investment and trading practices, market conditions, estate planning considerations or other factors. Mr. Thornton has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth herein and other than in Robert M. Thornton, Jr.'s capacity as an officer or director of the Issuer, Mr. Thornton does not have any present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the Board) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i); provided that Mr. Thornton may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the Board, other shareholders of the Issuer or other third parties regarding such matters.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D (this Schedule 13D) is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnotes thereto are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnotes thereto are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, Mr. Thornton has not effected any transaction in the Issuer's securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable. Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Thornton or CareVest, on the one hand, and any other Person, on the other hand, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Articles of Amendment establishing Series D 8% Cumulative Convertible Redeemable Participating Preferred Shares (incorporated by reference from Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2025)
https://www.sec.gov/Archives/edgar/data/1004724/000164117225022285/ex3-1.htm.

## Signatures
- Robert M. Thornton, Jr.: /s/ Robert M. Thornton, Jr., Robert M. Thornton, Jr. (08/21/2025)